

February 5, 2015

Stephen C. Vaughan
Chief Financial Officer
Sonic Corp.
300 Jonny Bench Drive
Oklahoma City, Oklahoma 73104

> **Re: Sonic Corp.**
> **Form 10-K for Fiscal Year Ended August 31, 2014**
> **Filed on October 24, 2014**
> **File No. 000-18859**

Dear Mr. Vaughan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Accounting for Long Lived Assets, page 28

1. We note that you assess the recoverability of goodwill at least annually and more frequently if events or changes in circumstances occur indicating that the carrying amount of goodwill may not be recoverable or as a result of allocating goodwill to Company Drive-Ins that are sold. It appears from the table on page 21 that you sold at least 7 Drive-Ins to franchisees during the year. However, from the goodwill roll forward on page F-13 there is no change in goodwill, which appears to indicate that no goodwill was allocated to the Drive-Ins that were sold during the year. Please clarify your accounting policy regarding the allocation of goodwill to Drive-Ins sold to franchisees during the year and revise your critical accounting policy accordingly.

Item 8. Financial Statements and Supplementary Data
Note 1. Summary of Significant Accounting Policies
Segment reporting, page F-7

2. We note that during 2014 you changed your segment reporting from two segments, Company Drive-Ins and Franchise Operations, to one reportable segment, and that this change was as a result of "…changes in the management structure and the manner in which Sonic manages the business that were effective for fiscal year 2014". Please tell us in further detail how you determined operating and reporting segments in prior periods and the ways this analysis was altered by the management changes cited in your document. Your response should include in-depth discussion of the specific changes in management leading to this change in reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief